UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

Financial Statements and
Supplemental Schedule

The Clorox Company Employee Retirement Investment
Plan for Puerto Rico
As of December 31, 2015 and 2014
and the Plan Year ended December 31, 2015
with Report of Independent Registered Public
Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014
and for the Plan Year ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company Employee
Retirement Investment Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of December 31, 2015 and 2014, and for the year ended December 31, 2015, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
June 23, 2016

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014

	December 31,
	2015	2014
Assets
Investments, at fair value	$11,037,059	$11,219,023
Receivables:
Notes receivable from participants	878,368	892,673
Employer's contributions	411,223	353,650
Participant's contributions	6,030	5,773
Total receivables	1,295,621	1,252,096
Net assets available for benefits	$12,332,680	$12,471,119

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Statement of Changes in Net Assets Available for Benefits
For the Plan Year ended December 31, 2015

Additions to net assets attributed to:
Investment and other income:
Interest income and dividends	$166,285
Net apreciation in fair value
of investments	143,390
Total investment and other income	309,675

Contributions:
Participants	988,914
Employer	695,360
Total contributions	1,684,274

Plan expenses	(18,647)
Benefit payments to participants	(2,113,741)
Net increase	(138,439)

Net assets available for benefits:
Beginning of year	12,471,119
End of year	$12,332,680

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of Clorox Manufacturing Company of Puerto Rico, Inc. (the “Company”) (previously, The Clorox Company of Puerto Rico) and those affiliates of the Company that adapt the Plan for the benefit of their Puerto Rico resident employees (the “Companies”), except for (i) leased employees and (ii) non-resident aliens with no Puerto Rico source of income, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee (the “Committee”) administers the Plan. Banco Popular de Puerto Rico serves as the Plan’s trustee. Mercer Trust Company (“Mercer”) serves as the Plan’s record-keeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the “ESOP”). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. If elected, the participants can choose to (i) reinvest the dividends or (ii) receive the dividends in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant’s account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012 the limit was 10%. Prior to January 1, 2007 no limit was implemented; as such, there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

Contributions

Participants may contribute up to 20% of their covered compensation, up to 10% on a pre-tax and after-tax bases, respectively, as defined in the Plan. Generally, covered/eligible compensation consists of regular pay plus most bonuses, overtime and vacation pay.

Pre-tax contributions are subject to a $15,000 limit specified under the Puerto Rico Internal Revenue Code of 2011, as amended, (the “Code”).

Newly eligible participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 2% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Employees can receive a dollar for dollar employer matching contribution up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period.

Eligible participants can also be eligible for a non-elective employer contribution. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contribution. The non-elective employer contribution is equal to 6% of eligible compensation during the plan year. The non-elective employer contribution is funded during the quarter subsequent to the Plan year end. See “Vesting” section for more information.

Prior to July 1, 2011, participants may have been eligible for a Value Sharing contribution to the Plan based on the Companies’ performance (a profit sharing component).

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participants direct investment of their contributions and the Companies contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company’s common stock, mutual funds, and a money market fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of: (a) Company contributions and (b) Plan earnings. Allocations are based on participant’s eligible compensation for the employer match and employer fixed contributions and investment balance for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants’ non-vested accounts may be used to pay Plan expenses, to reduce the Companies’ contributions to the Plan, or to restore forfeited accounts of previously terminated participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Prior to July 1, 2008, participants’ vested interest in the Value Sharing contribution, a profit sharing component of the Plan made for plan years prior to July 1, 2011, was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision, effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008 vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death, or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant’s account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years, or up to 15 years if the proceeds are used for the purchase of a primary residence. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions. Outstanding notes receivable at December 31, 2015 carry interest rates ranging from 4.25% to 7%.

Plan Termination

Although it has not expressed any intent to do so, the Companies has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Companies pay substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant’s account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies’ contributions. The unallocated forfeitures related to non-vested accounts at December 31, 2015 and 2014 are $7,876 and $27,766, respectively. The Companies used $7,876 and $27,766 of forfeitures to reduce the Companies’ non-elective employer contributions for the Plan years ended December 31, 2015 and 2014, respectively. Non-elective employer contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2015 and 2014, no significant amounts were due to participants who had requested distributions prior to the Plan’s year ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds, and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards board (FASB) issued ASU 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962); (Part I) Fully Benefit-Responsive Investment Contracts; (Part II) Plan Investment Disclosures; and (Part III) Measurement Date Practical Expedient. Part I and Part III do not apply to the Plan. Part II eliminates the requirements to disclose (1) individual investments that represent five present or more of net assets available for benefits (2) the net appreciation or depreciation in fair value of investments by general type (3) disaggregation of investments within the fair value hierarchy by nature, characteristics and risk; they must be disaggregated only by general type. This is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. This has been adopted and reflected retrospectively in these financial statements.

Subsequent Events

The Plan has evaluated subsequent events through June 23, 2016, which is the date the financial statements were available to be issue.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability’s classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 –	Quoted market prices in active markets for identical assets or liabilities.

Level 2 –	Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 –	Unobservable inputs reflecting management’s own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds and money market fund: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Company’s common stock: Valued at the last reported sales price on the last business day of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
The Clorox Company common stock	$1,189,330	$-	$-	$1,189,330
Money market fund	1,474,833	-	-	1,474,833
Mutual funds	8,372,896	-	-	8,372,896
Total assets at fair value	$11,037,059	$-	$-	$11,037,059

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
The Clorox Company common stock	$1,396,279	$-	$-	$1,396,279
Money market fund	1,499,589	-	-	1,499,589
Mutual funds	8,323,155	-	-	8,323,155
Total assets at fair value	$11,219,023	$-	$-	$11,219,023

4. Party-in-Interest Transactions

The Plan’s investment transactions were managed by Banco Popular de Puerto Rico as of December 31, 2015 and 2014.

In addition, a portion of the Plan's assets are participant directed investments in The Clorox Company common stock. As the Companies are subsidiaries of The Clorox Company, the Plan transactions involving The Clorox Company common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated May 3, 2013, stating that the Plan meets the requirements of section 1081.01 (d) of the Code and that the trust established thereunder will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by the taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2012.

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Current value
*	The Clorox Company Common Stock	Common stock		$1,189,330

	Mutual funds and money market fund:
	Blackrock Liquidity Fund	Interest-bearing cash		1,474,833
	Eaton Vance Atlanta Small-Mid Capital Fund	Mutual fund		601,712
	Vanguard Institutional Index Fund	Mutual fund		749,785
	Vanguard TTL Bond Market Index Fund	Mutual fund		512,149
	T. Rowe Price-Growth Stock Fund	Mutual fund		580,111
	MFS Institutional International Equity Fund	Mutual fund		685,538
	Vanguard Mid-Cap Index, Institutional Fund	Mutual fund		502,208
	Vanguard Target Retirement Income Fund	Mutual fund		63,928
	John Hancock Disciplined Val I	Mutual fund		29,424
	Metropolitan West Total Return Bond Fund	Mutual fund		9,571
	Vanguard Small Cap Fund	Mutual fund		23,497
	Vanguard Target Retirement 2010 Fund	Mutual fund		1,879
	Vanguard Target Retirement 2015 Fund	Mutual fund		10,032
	Vanguard Target Retirement 2020 Fund	Mutual fund		76,097
	Vanguard Target Retirement 2025 Fund	Mutual fund		887,488
	Vanguard Target Retirement 2030 Fund	Mutual fund		238,561
	Vanguard Target Retirement 2035 Fund	Mutual fund		1,583,475
	Vanguard Target Retirement 2045 Fund	Mutual fund		1,460,153
	Vanguard Target Retirement 2050 Fund	Mutual fund		68,750
	Vanguard Target Retirement 2040 Fund	Mutual fund		251,257
	Vanguard Target Retirement 2055 Fund	Mutual fund		37,282
				9,847,730
	Total The Clorox Company Common Stock and
	Mutual funds and Money market fund			11,037,059

*	Participant Loans	Interest rates ranging from	4.25 to 7%	878,368
			Total Investments	$11,915,427

* Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: June 24, 2016	/s/ Laura Stein
Laura Stein
Executive Vice President - General Counsel
and Corporate Affairs

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP